                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                       PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       ----------------------------------



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                  For the fiscal year ended December 31, 1998.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _______.


    Commission file number 1-2299


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Applied Industrial Technologies, Inc.
            Retirement Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Applied Industrial Technologies, Inc.
            One Applied Plaza
            Cleveland, Ohio 44115

Financial Statements and Exhibit
--------------------------------
                                                             Page No.
                                                             --------
(a)      Financial Statements                            (in this Report)
         --------------------                            ----------------

         Independent Auditors' Report                           5
         Statement of Net Assets Available                      6
             for Benefits -
             December 31, 1998 and 1997
         Statement of Changes in Net Assets                     7
             Available for Benefits -
             Year Ended December 31, 1998
         Statement of Changes in Net Assets                     8
             Available for Benefits -
             Year Ended December 31, 1997
         Notes to Financial Statements -                        9
             Years Ended December 31,
             1998 and 1997
         Supplemental Schedules                                15

(b)      Exhibit
         -------

         Independent Auditors' Consent                         18


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          APPLIED INDUSTRIAL TECHNOLOGIES,
                                          INC. RETIREMENT SAVINGS PLAN

                                          By: Applied Industrial
                                          Technologies, Inc., as Plan
                                          Administrator


                                          By:    /s/ John R. Whitten
                                             -------------------------------
                                                 Signature



                                                 John R. Whitten
                                             -------------------------------
                                                 Printed Name



                                             Vice President-Chief Finanicial
                                             Officer & Treasurer
                                             -------------------------------
                                                   Title
Date:  June 25, 1999

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN



Financial Statements
For the Years Ended
December 31, 1998 and 1997,
Supplemental Schedules for the
For the Year Ended
December 31, 1998,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                       PAGE


INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 1998 and 1997                                   2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1998 and 1997                   3 - 4

   Notes to Financial Statements                                      5 - 10



SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes
     As of December 31, 1998                                           11

   Item 27d - Schedule of Reportable Transactions
     For the Year Ended December 31, 1998                            12 - 13


INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Cleveland, Ohio
June 9, 1999

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997

------------------------------------------------------------------------------------------------------------------------------------



                                                         -----------------------Supplemental Information by Fund--------------------
                                                                          American                                     American
                                                            Company      Fundamental    Fidelity         Hancock      EuroPacific
December 31, 1998                                            Stock        Investors      Growth          Equity         Growth
                                                                                        (Note 2)        (Note 2)
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock   $ 21,492,012
    Investment funds                                          571,454   $ 30,201,603                                 $ 14,866,835
    Loans to participants
                                                         ------------   ------------   ------------   ------------   ------------
         Total investments                                 22,063,466     30,201,603                                   14,866,835

  Receivables:
    Contributions                                              26,967         36,457                                       25,019
    Other                                                       3,094
                                                         ------------   ------------   ------------   ------------   ------------
          Total receivables                                    30,061         36,457                                       25,019

                                                         ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                        $ 22,093,527   $ 30,238,060   $         --   $         --   $ 14,891,854
                                                         ============   ============   ============   ============   ============





December 31, 1997

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock   $ 30,509,231
    Investment funds                                          529,553   $ 26,537,287   $ 23,539,265   $  5,074,373   $ 12,955,707
    Loans to participants
                                                         ------------   ------------   ------------   ------------   ------------
         Total investments                                 31,038,784     26,537,287     23,539,265      5,074,373     12,955,707

  Receivables - other                                           2,419
                                                         ------------   ------------   ------------   ------------   ------------
          Total assets                                     31,041,203     26,537,287     23,539,265      5,074,373     12,955,707

LIABILITIES:
  Accrued administrative expenses                              15,993          4,979         12,491                         2,447
                                                         ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                        $ 31,025,210   $ 26,532,308   $ 23,526,774   $  5,074,373   $ 12,953,260
                                                         ============   ============   ============   ============   ============



                                                           ---------------------Supplemental Information by Fund--------------------
                                                              Income                         Bond
                                                              Fund of         Fixed         Fund of      Growth and    Small Company
December 31, 1998                                             America        Income         America        Income         Stock
                                                                                                          (Note 2)      (Note 2)
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock
    Investment funds                                       $ 34,111,998   $ 20,450,064   $  6,257,120   $ 10,320,049   $  7,337,276
    Loans to participants
                                                           ------------   ------------   ------------   ------------   ------------
         Total investments                                   34,111,998     20,450,064      6,257,120     10,320,049      7,337,276

  Receivables:
    Contributions                                                17,390         72,616          6,138          4,437         11,843
    Other
                                                           ------------   ------------   ------------   ------------   ------------
          Total receivables                                      17,390         72,616          6,138          4,437         11,843

                                                           ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                          $ 34,129,388   $ 20,522,680   $  6,263,258   $ 10,324,486   $  7,349,119
                                                           ============   ============   ============   ============   ============





December 31, 1997

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock
    Investment funds                                       $ 17,945,208   $ 14,157,189   $  5,593,859
    Loans to participants
                                                           ------------   ------------   ------------   ------------   ------------
         Total investments                                   17,945,208     14,157,189      5,593,859

  Receivables - other
                                                           ------------   ------------   ------------   ------------   ------------
          Total assets                                       17,945,208     14,157,189      5,593,859

LIABILITIES:
  Accrued administrative expenses                                 2,927                           168
                                                           ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                          $ 17,942,281   $ 14,157,189   $  5,593,691   $         --   $         --
                                                           ============   ============   ============   ============   ============



                                                          ----Supplemental Information by Fund------

                                                            Growth        Employee
December 31, 1998                                            Stock          Loan           Total
                                                          (Note 2)
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                                  $ 21,492,012
    Investment funds                                      $ 34,383,000                   158,499,399
    Loans to participants                                                $  5,984,658      5,984,658
                                                          ------------   ------------   ------------
         Total investments                                  34,383,000      5,984,658    185,976,069

  Receivables:
    Contributions                                               38,637                       239,504
    Other                                                                                      3,094
                                                          ------------   ------------   ------------
          Total receivables                                     38,637                       242,598

                                                          ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                         $ 34,421,637   $  5,984,658   $186,218,667
                                                          ============   ============   ============





December 31, 1997

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                                  $ 30,509,231
    Investment funds                                                                     106,332,441
    Loans to participants                                                 $ 4,151,235      4,151,235
                                                          ------------   ------------   ------------
         Total investments                                                  4,151,235    140,992,907

  Receivables - other                                                                          2,419
                                                          ------------   ------------   ------------
          Total assets                                                      4,151,235    140,995,326

LIABILITIES:
  Accrued administrative expenses                                                             39,005
                                                          ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                         $         --   $  4,151,235   $140,956,321
                                                          ============   ============   ============




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998


--------------------------------------------------------------------------------------------------------------------------


                                                          -----------------Supplemental Information by Fund---------------
                                                                                              American
                                                                Company      Fundamental      Fidelity         Hancock
                                                                 Stock        Investors        Growth          Equity
                                                                                                              (Note 2)
ADDITIONS:
  Contributions:
    Participant                                             $  1,450,959    $  2,541,689
    Employer:
      Applied Industrial Technologies, Inc. Common Stock       2,424,304
      Cash                                                                       505,305
  Net assets transferred from Invetech 401k plan (Note 1)
  Investment income                                              616,360       2,854,279    $    212,585
  Net appreciation in fair value of investments                                1,391,673
                                                            ------------    ------------    ------------    ------------
      Total additions                                          4,491,623       7,292,946         212,585

DEDUCTIONS:
  Distributions to participants                                1,947,537       2,202,941
  Administrative expenses                                         43,241          64,948
  Net depreciation in fair value of investments               15,360,571                         127,288    $     35,239
                                                            ------------    ------------    ------------    ------------
      Total deductions                                        17,351,349       2,267,889         127,288          35,239

INTERFUND TRANSFERS                                            3,928,043      (1,319,305)    (23,612,071)     (5,039,134)

                                                            ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR                (8,931,683)      3,705,752     (23,526,774)     (5,074,373)

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997          31,025,210      26,532,308      23,526,774       5,074,373

                                                            ============    ============    ============    ============
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1998        $ 22,093,527    $ 30,238,060    $         --    $         --
                                                            ============    ============    ============    ============




                                                            --------------Supplemental Information by Fund---------------
                                                                American        Income                            Bond
                                                               EuroPacific      Fund of          Fixed           Fund of
                                                                 Growth         America          Income          America
                                                                (Note 2)
ADDITIONS:
  Contributions:
    Participant                                              $  1,598,449    $  1,398,792    $  1,390,495    $    556,735
    Employer:
      Applied Industrial Technologies, Inc. Common Stock
      Cash                                                        345,152         238,879         681,666          77,198
  Net assets transferred from Invetech 401k plan (Note 1)         524,051      17,312,782       3,709,541
  Investment income                                               827,060       3,845,556          22,279         501,167
  Net appreciation in fair value of investments                 1,143,624                       1,069,954
                                                             ------------    ------------    ------------    ------------
      Total additions                                           4,438,336      22,796,009       6,873,935       1,135,100

DEDUCTIONS:
  Distributions to participants                                 1,080,069       2,587,954       2,454,778       1,330,874
  Administrative expenses                                          34,245         119,073          18,365          14,142
  Net depreciation in fair value of investments                                   653,200                         200,677
                                                             ------------    ------------    ------------    ------------
      Total deductions                                          1,114,314       3,360,227       2,473,143       1,545,693

INTERFUND TRANSFERS                                            (1,385,428)     (3,248,675)      1,964,699       1,080,160

                                                             ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR                  1,938,594      16,187,107       6,365,491         669,567

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997           12,953,260      17,942,281      14,157,189       5,593,691

                                                             ============    ============    ============    ============
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1998         $ 14,891,854    $ 34,129,388    $ 20,522,680    $  6,263,258
                                                             ============    ============    ============    ============




                                                           -------------------Supplemental Information by Fund----------------------

                                                              Growth and   Small Company      Growth       Employee
                                                                Income         Stock          Stock          Loan           Total
                                                              (Note 2)       (Note 2)        (Note 2)
ADDITIONS:
  Contributions:
    Participant                                             $    336,621   $    875,766   $  2,576,958                  $ 12,726,464
    Employer:
      Applied Industrial Technologies, Inc. Common Stock                                                                   2,424,304
      Cash                                                        37,123        130,694        520,718                     2,536,735
  Net assets transferred from Invetech 401k plan (Note 1)      7,140,779      2,868,553      3,834,333   $  1,105,291     36,495,330
  Investment income                                               12,334        108,058      1,294,444        494,014     10,788,136
  Net appreciation in fair value of investments                2,210,401                     6,982,022                    12,797,674
                                                            ------------   ------------   ------------   ------------   ------------
      Total additions                                          9,737,258      3,983,071     15,208,475      1,599,305     77,768,643

DEDUCTIONS:
  Distributions to participants                                  460,568        661,831      2,342,947        361,744     15,431,243
  Administrative expenses                                          4,818         19,089         80,902                       398,823
  Net depreciation in fair value of investments                                 299,256                                   16,676,231
                                                            ------------   ------------   ------------   ------------   ------------
      Total deductions                                           465,386        980,176      2,423,849        361,744     32,506,297

INTERFUND TRANSFERS                                            1,052,614      4,346,224     21,637,011        595,862

                                                            ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR                10,324,486      7,349,119     34,421,637      1,833,423     45,262,346

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997                  --             --             --      4,151,235    140,956,321

                                                            ============   ============   ============   ============   ============
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1998        $ 10,324,486   $  7,349,119   $ 34,421,637   $  5,984,658   $186,218,667
                                                            ============   ============   ============   ============   ============



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997


------------------------------------------------------------------------------------------------------------------------------------



                                                            ------------------SUPPLEMENTAL INFORMATION BY FUND----------------------
                                                                             AMERICAN                                    AMERICAN
                                                               COMPANY      FUNDAMENTAL    FIDELITY         HANCOCK     EUROPACIFIC
                                                                STOCK        INVESTORS      GROWTH          EQUITY        GROWTH

ADDITIONS:
  Contributions:
    Participant                                             $    942,587  $  2,065,725   $  1,952,566   $    550,964  $  1,348,442
    Employer:
      Applied Industrial Technologies , Inc. Common Stock      3,244,770
      Cash                                                                     429,855        433,769         72,550       307,681
  Investment income                                              485,640     3,119,020      2,626,619             58     1,116,625
  Net appreciation in fair value of investments                8,417,981     2,548,796      1,979,707        211,666
                                                            ------------  ------------   ------------   ------------  ------------
      Total additions                                         13,090,978     8,163,396      6,992,661        835,238     2,772,748

DEDUCTIONS:
  Distributions to participants                                2,136,698     2,182,326      1,339,100        294,659       968,576
  Administrative expenses                                         53,079        54,630         49,208         11,386        30,276
  Net depreciation in fair value of investments                                                                             22,624
                                                            ------------  ------------   ------------   ------------  ------------
      Total deductions                                         2,189,777     2,236,956      1,388,308        306,045     1,021,476

INTERFUND TRANSFERS                                              677,599      (785,498)    (1,328,210)      (619,391)     (586,327)

                                                            ------------  ------------   ------------   ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR                11,578,800     5,140,942      4,276,143        (90,198)    1,164,945

NET ASSETS AVAILABLE FOR BENEFITS, December 31,1996           19,446,409    21,391,366     19,250,631      5,164,571    11,788,315

                                                            ============  ============   ============   ============  ============
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997        $ 31,025,209  $ 26,532,308   $ 23,526,774   $  5,074,373  $ 12,953,260
                                                            ============  ============   ============   ============  ============



                                                            ---------------------SUPPLEMENTAL INFORMATION BY FUND-------------------
                                                               INCOME                       BOND
                                                               FUND OF          FIXED       FUND OF       EMPLOYEE
                                                               AMERICA         INCOME       AMERICA         LOAN           TOTAL

ADDITIONS:
  Contributions:
    Participant                                             $    928,978   $    881,968  $    365,465                  $  9,036,695
    Employer:
      Applied Industrial Technologies , Inc. Common Stock                                                                 3,244,770
      Cash                                                       199,840        637,047        57,495                     2,138,237
  Investment income                                            2,139,906          1,431       362,432   $    279,574     10,131,305
  Net appreciation in fair value of investments                1,198,544        840,133        93,502                    15,290,329
                                                            ------------   ------------  ------------   ------------   ------------
      Total additions                                          4,467,268      2,360,579       878,894        279,574     39,841,336

DEDUCTIONS:
  Distributions to participants                                1,750,665      2,234,601     1,027,942        145,726     12,080,293
  Administrative expenses                                         35,424         21,979        10,881                       266,863
  Net depreciation in fair value of investments                                                                              22,624
                                                            ------------   ------------  ------------   ------------   ------------
      Total deductions                                         1,786,089      2,256,580     1,038,823        145,726     12,369,780

INTERFUND TRANSFERS                                             (203,989)       472,754       783,715      1,589,347

                                                            ------------   ------------  ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR                 2,477,190        576,753       623,786      1,723,195     27,471,556

NET ASSETS AVAILABLE FOR BENEFITS, December 31,1996           15,465,091     13,580,436     4,969,905      2,428,041    113,484,765

                                                            ============   ============  ============   ============   ============
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997        $ 17,942,281   $ 14,157,189  $  5,593,691   $  4,151,236   $140,956,321
                                                            ============   ============  ============   ============   ============



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.  RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         Effective January 1, 1997, the Bearings, Inc. Retirement Savings Plan became known as the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan"). The Plan sponsor merged the Invetech Company Profit Sharing 401(k) Retirement Plan (the "Invetech Plan") into the Plan during 1998. Pursuant to the merger, all participants in the Invetech Plan became entitled to participate in the Plan. Net assets totaling $36,495,330 were transferred to the Plan in 1998. The following description of the Plan is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - All employees are eligible to participate in the Plan on the first day of the month following their hire.

         Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 15% of compensation. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. The matching employer contribution is updated annually and is currently determined using the following schedule:



                 CORPORATE EARNINGS PER                                QUARTERLY MATCHING
                 SHARE FOR IMMEDIATELY                                    CONTRIBUTION
                   PRECEDING QUARTER                COMPANY STOCK FUND                    OTHER FUNDS

                      $.36 or less                          35%                                25%

                      $.37 to $.42                          45%                                35%

                      $.43 to $.47                          60%                                50%

                      $.48 to $.52                          85%                                75%

                      $.53 and above                       110%                               100%



         The employer match on participant contributions to other funds was 25%, 35%, 35%, and 25% for the four 1998 quarters, and 35%, 50%, 100%, and
         25% for the four 1997 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund.

         The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit- Sharing Contribution. The Profit-Sharing Contribution made to the Plan for the year ended December 31, 1998 and 1997 was $2,861,878 and $2,386,622,
         respectively.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 5% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, Fidelity Growth Fund, Hancock Equity Fund. American EuroPacific Growth Fund, Income Fund of America, Fixed Income Fund, Bond Fund of America, Growth and Income Fund, Small Company Stock Fund, or the Growth Stock Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee stock ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 704 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Salary Savings Contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals and in-service distributions upon attainment of age 59-1/2.

         Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $78,463 in 1998 and $103,060 in 1997.

         LOANS - Participants may borrow from their 401(k) Contribution Accounts, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of the aggregate sum of the participant's accounts. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Employee Loan Fund. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans originating from merged plans (the King Bearing Profit Sharing and Savings Plan, the IBT 401k Plan, and the Invetech Company Profit Sharing 401K Retirement Plan) are also reflected in the Employee Loan Fund in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participant's accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

         RECLASSIFICATION - Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 classification.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.       DESCRIPTION OF THE SEPARATE INVESTMENT FUNDS

         The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

  - The Company Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

  - The American Fundamental Investors Fund consists of shares of Fundamental Investors Fund, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

  - The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

  - The Hancock Equity Fund consists of shares of John Hancock Equity Fund, which invests in stocks of emerging growth companies.

  - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

  - The Income Fund of America consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

  - The Fixed Income Fund consists of units of the Trustee's EB MaGIC Fund, which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.

  - The Bond Fund of America consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

  - The Growth and Income Fund consists of shares of the EB Equity Index Fund, which invests with the objective of replicating the return of the Standard & Poor's 500 Index, seeking a combination of capital appreciation and dividend income.

  - The Small Company Stock Fund consists of shares of the Franklin Small Cap Growth Fund, which invests in small companies with the objective of capital appreciation.

  - The Growth Stock Fund consists of shares in the Dreyfus Appreciation Fund, the Enterprise Growth Fund, and the Harbor Capital Appreciation Fund and seeks to achieve growth of capital by investing in growth stocks through three stock mutual funds.


         The Plan's investment options provide for nine separate investment funds in 1998 and eight separate investment funds in 1997. Effective January 1, 1998, the Growth and Income Fund was added, the Fidelity Growth Fund was replaced by the Growth Stock Fund and the Hancock Equity Fund was replaced by the Small Company Stock Fund.

         Company Matching Employer Contributions are invested in the Company Stock Fund which consists of investments in the common stock of Applied Industrial Technologies, Inc., limited to a maximum of one million five hundred thousand shares, and temporary investments in the Trustee's EB Money Market Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan are paid by the Plan including trustee fees paid to the Plan Trustee. The Company pays other administrative costs of the Plan, including the salaries, benefits and other costs of Company employees involved in administering the Plan and income taxes on investment earnings.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31, 1998 and 1997 were as follows:


                               Description of
                                 Investment                                          1998               1997
                                                                                 --------------------------------

                     Applied Industrial Technologies, Inc.                       $ 21,492,012       $ 30,509,231
                     Common Stock

                     Fundamental Investors Fund                                    30,196,057         26,537,287

                     Advisors Institutional Equity Growth Fund                              -         23,539,265

                     EuroPacific Growth Fund                                       14,863,312         12,955,707

                     Income Fund of America                                        34,105,225         17,945,208

                     EB MaGIC  Fund                                                20,429,903         14,157,189

                     EB Equity Index Fund                                          10,318,828                  -

                     Dreyfus Appreciation Fund                                     11,141,288                  -

                     Enterprise Growth Fund                                        11,523,138                  -

                     Harbor Capital Appreciation Fund                              11,632,092                  -




                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998


----------------------------------------------------------------------------------------------------------------------------------

   (a)                 (b)                                   (c)                                       (d)               (e)

       IDENTITY OF ISSUER, BORROWER,              DESCRIPTION OF INVESTMENT                            COST            CURRENT
         LESSOR OR SIMILAR PARTY                                                                                        VALUE

          COMPANY STOCK
          -------------

    *     Applied Industrial Tech., Inc.      Common Stock - 1,548,974 shares                      $ 24,860,564     $  21,492,012
    *     Key Trust Company of Ohio, NA       EB Money Market - 571,454 units                           571,454           571,454

          AMERICAN FUNDAMENTAL INVESTORS
          ------------------------------

          The American Funds Group            Fundamental Investors Fund - 1,044,124 shares          25,072,810        30,196,057
    *     Key Trust Company of Ohio, NA       EB Money Market - 5,546 units                               5,546             5,546

          AMERICAN EUROPACIFIC GROWTH
          ---------------------------

          The American Funds Group            EuroPacific Growth Fund - 523,356 shares               12,948,989        14,863,312
    *     Key Trust Company of Ohio, NA       EB Money Market - 3,523 units                               3,523             3,523

          INCOME FUND OF AMERICA
          ----------------------

          The American Funds Group            Income Fund of America - 1,966,853 shares              33,386,733        34,105,225
    *     Key Trust Company of Ohio, NA       EB Money Market - 6,773 units                               6,773             6,773

          FIXED INCOME FUND
          -----------------

    *     Key Trust Company of Ohio, NA       EB MaGIC Fund - 1,589,381 units                        18,409,502        20,429,903
    *     Key Trust Company of Ohio, NA       EB Money Market - 20,161 units                             20,161            20,161

          BOND FUND OF AMERICA
          --------------------

          The American Funds Group            Bond Fund of America - 459,255 shares                   6,330,813         6,250,875
    *     Key Trust Company of Ohio, NA       EB Money Market - 6,245 units                               6,245             6,245

          GROWTH AND INCOME
          -----------------

    *     Key Trust Company of Ohio, NA       EB Equity Index Fund - 21,046 units                       825,163        10,318,828
    *     Key Trust Company of Ohio, NA       EB Money Market - 1,221 units                               1,221             1,221

          SMALL COMPANY STOCK
          -------------------

          Franklin Templeton                  Franklin Small Cap Growth - 325,090 shares              7,432,070         7,337,276

          GROWTH STOCK
          ------------

          Dreyfus Appreciation Fund, Inc.     Dreyfus Appreciation Fund - 264,827 shares              8,840,525        11,141,288
          Enterprise Group of Funds, Inc.     Enterprise Growth Fund - 546,898 shares                 9,535,602        11,523,138
          Harbor Fund                         Harbor Capital Appreciation Fund - 306,188 shares       9,412,473        11,632,092
    *     Key Trust Company of Ohio, NA       EB Money Market - 86,482 units                             86,482            86,482

          EMPLOYEE LOAN FUND
          ------------------

    *     Participant Loans                   Participant Loans (with interest rates                          -         5,984,658
                                              ranging from 7.00% to 11.50% and
                                              maturity dates ranging from January
                                              1999 to July 2027)
                                                                                                                    =============
          TOTAL INVESTMENTS                                                                                         $ 185,976,069
                                                                                                                    =============


          *  Represents a party-in-interest

APPLIED INDUSTRIAL TECHNOLOGIES RETIREMENT SAVINGS PLAN
ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

             (a)                               (b)                            (c)              (d)         (e)            (f)
         IDENTITY OF                                                        PURCHASE         SELLING      LEASE     EXPENSE INCURRED
       PARTY INVOLVED                 DESCRIPTION OF ASSET                   PRICE            PRICE       RENTAL    WITH TRANSACTION

SERIES OF TRANSACTIONS:

Key Trust of Ohio, NA                  EB Money Market Fund               $ 24,003,133                                    None

The American Funds Group               Fundemental Investors                 6,968,641                                    None

The American Funds Group               Income Fund of America               23,250,844                                    None

Key Trust of Ohio, NA                  EB MaGIC Fund                         9,098,873                                    None

The American Funds Group               Bond Fund of America                  4,028,608                                    None

Key Trust of Ohio, NA                  EB Equity Index Fund                  9,754,218                                    None

Franklin Templeton                     Franklin Small Cap Growth Fund        9,720,339                                    None

Dreyfus Appreciation Fund, Inc.        Dreyfus Appreciation Fund            10,351,181                                    None

Enterprise Group of Funds, Inc         Enterprise Growth Fund               11,122,883                                    None

Harbor Fund                            Harbor Capital Appreciation Fund     10,947,064                                    None

Key Trust of Ohio, NA                  EB Money Market Fund                                $23,852,935                    None

The American Funds Group               Fundemental Investors                                 4,696,565                    None

The American Funds Group               Income Fund of America                                6,434,700                    None

Fidelity                               Fidelity Growth Fund                                 23,610,225                    None

Key Trust of Ohio, NA                  EB MaGIC Fund                                         3,896,114                    None

The American Funds Group               Bond Fund of America                                  3,138,960                    None

Key Trust of Ohio, NA                  EB Equity Index Fund                                  1,645,791                    None

Franklin Templeton                     Franklin Small Cap Growth Fund                        2,083,808                    None

Dreyfus Appreciation Fund, Inc.        Dreyfus Appreciation Fund                             1,685,189                    None

Enterprise Group of Funds, Inc         Enterprise Growth Fund                                1,736,255                    None

Harbor Fund                            Harbor Capital Appreciation Fund                      1,685,189                    None



-----------------------------------------------------------------------------------------------------------------------------

             (a)                               (b)                          (g)                    (h)                (i)
         IDENTITY OF                                                      COST OF         CURRENT VALUE OF ASSET   NET GAIN
       PARTY INVOLVED                 DESCRIPTION OF ASSET                 ASSETS          ON TRANSACTION DATE     OR (LOSS)

SERIES OF TRANSACTIONS:

Key Trust of Ohio, NA                  EB Money Market Fund             $ 24,003,133          $ 24,003,133             N/A

The American Funds Group               Fundemental Investors               6,968,641             6,968,641             N/A

The American Funds Group               Income Fund of America             23,250,844            23,250,844             N/A

Key Trust of Ohio, NA                  EB MaGIC Fund                       9,098,873             9,098,873             N/A

The American Funds Group               Bond Fund of America                4,028,608             4,028,608             N/A

Key Trust of Ohio, NA                  EB Equity Index Fund                9,754,218             9,754,218             N/A

Franklin Templeton                     Franklin Small Cap Growth Fund      9,720,339             9,720,339             N/A

Dreyfus Appreciation Fund, Inc.        Dreyfus Appreciation Fund          10,351,181            10,351,181             N/A

Enterprise Group of Funds, Inc         Enterprise Growth Fund             11,122,883            11,122,883             N/A

Harbor Fund                            Harbor Capital Appreciation Fund   10,947,064            10,947,064             N/A

Key Trust of Ohio, NA                  EB Money Market Fund               23,852,935            23,852,935            None

The American Funds Group               Fundemental Investors               3,799,094             4,696,565       $ 897,471

The American Funds Group               Income Fund of America              5,981,875             6,434,700         452,825

Fidelity                               Fidelity Growth Fund               19,531,053            23,610,225       4,079,172

Key Trust of Ohio, NA                  EB MaGIC Fund                       3,538,265             3,896,114         357,849

The American Funds Group               Bond Fund of America                3,163,892             3,138,960         (24,932)

Key Trust of Ohio, NA                  EB Equity Index Fund                1,502,555             1,645,791         143,236

Franklin Templeton                     Franklin Small Cap Growth Fund      2,288,270             2,083,808        (204,462)

Dreyfus Appreciation Fund, Inc.        Dreyfus Appreciation Fund           1,503,367             1,685,189         181,822

Enterprise Group of Funds, Inc         Enterprise Growth Fund              1,586,082             1,736,255         150,173

Harbor Fund                            Harbor Capital Appreciation Fund    1,534,592             1,685,189         150,597


APPLIED INDUSTRIAL TECHNOLOGIES RETIREMENT SAVINGS PLAN
ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

             (a)                               (b)                            (c)              (d)         (e)            (f)
         IDENTITY OF                                                        PURCHASE         SELLING      LEASE     EXPENSE INCURRED
       PARTY INVOLVED                 DESCRIPTION OF ASSET                   PRICE            PRICE       RENTAL    WITH TRANSACTION

SINGLE TRANSACTIONS:

Key Trust of Ohio, NA                  EB Money Market Fund                $ 9,191,174                                    None

Key Trust of Ohio, NA                  EB Money Market Fund                  7,139,037                                    None

Income Fund of America                 Income Fund of America               17,151,510                                    None

Key Trust of Ohio, NA                  EB Equity Index Fund                  7,168,779                                    None

Dreyfus Appreciation Fund, Inc.        Dreyfus Appreciation Fund             7,778,266                                    None

Enterprise Group of Funds, Inc         Enterprise Growth Fund                9,191,174                                    None

Harbor Fund                            Harbor Capital Appreciation Fund      7,778,266                                    None

Key Trust of Ohio, NA                  EB Money Market Fund                                $ 7,077,483                    None

Key Trust of Ohio, NA                  EB Money Market Fund                                  9,191,174                    None

Fidelity                               Fidelity Growth Fund                                 23,401,338                    None





------------------------------------------------------------------------------------------------------------------------------

             (a)                               (b)                          (g)                    (h)                (i)
         IDENTITY OF                                                      COST OF         CURRENT VALUE OF ASSET   NET GAIN
       PARTY INVOLVED                 DESCRIPTION OF ASSET                 ASSETS          ON TRANSACTION DATE     OR (LOSS)

SINGLE TRANSACTIONS:

Key Trust of Ohio, NA                  EB Money Market Fund              $ 9,191,174           $ 9,191,174                N/A

Key Trust of Ohio, NA                  EB Money Market Fund                7,139,037             7,139,037                N/A

Income Fund of America                 Income Fund of America             17,151,510            17,151,510                N/A

Key Trust of Ohio, NA                  EB Equity Index Fund                7,168,779             7,168,779                N/A

Dreyfus Appreciation Fund, Inc.        Dreyfus Appreciation Fund           7,778,266             7,778,266                N/A

Enterprise Group of Funds, Inc         Enterprise Growth Fund              9,191,174             9,191,174                N/A

Harbor Fund                            Harbor Capital Appreciation Fund    7,778,266             7,778,266                N/A

Key Trust of Ohio, NA                  EB Money Market Fund                7,077,483             7,077,483               None

Key Trust of Ohio, NA                  EB Money Market Fund                9,191,174             9,191,174               None

Fidelity                               Fidelity Growth Fund               19,320,313            23,401,338        $ 4,081,025


NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.